Exhibit 2

The Autolus Therapeutics plc Annual General Meeting will be held at The Studio, WestWorks, White City Place, London W12 7TP.

On:

28 March 2019, commencing at 14:00 Greenwich Mean Time (“GMT”).

3	Chairman’s letter
4	Notice of meeting
4	Notice of meeting and resolutions to be proposed
5	Notes to resolutions
7	Shareholder notes
7	Voting
10	Other Information
12	Contact details
13	Further Notes

This is an important document and requires your immediate attention.

If you are in any doubt about the action you should take, you should consult an independent financial adviser. If you have recently sold or transferred your shares in Autolus Therapeutics plc you should forward this document to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The registered office of Autolus Therapeutics plc is Forest House, 58 Wood Lane, London W12 7RZ, United Kingdom. Tel: +44 20 3829 6230. Registered in England and Wales No. 11185179.

www.autolus.com

Notice of Autolus Therapeutics plc

Annual General Meeting 2019

How to vote

Your votes matter. If you cannot attend, please vote your shares by appointing a proxy. You can vote by returning a paper voting card if you received one.

Electronic proxy voting

Shareholders are able to submit their proxy votes electronically via Computershare’s internet site at eproxyappointment.com using their shareholder reference number, control number and a unique identification PIN which will be provided with voting instructions and the Notice of Annual General Meeting.

CREST members who wish to appoint one or more proxies or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual. More details are set out in the notes on the Form of Proxy and the Notice of Annual General Meeting.

CREST details 3RA50

For more information, see notes on pages 7 – 10 and 13 – 14.

How to attend

The Autolus Therapeutics plc (“Autolus” or the “Company”) Annual General Meeting (“AGM”) will be held The Studio, WestWorks, White City Place, London W12 7TP on 28 March 2019. The AGM will commence at 14:00 GMT.

Please bring your admission card, if you have one.

If you receive your notifications by email, you will be asked to show a copy, either on an electronic device or as a print out.

Please be prepared to provide evidence of your shareholding and/or identity.

If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that shareholder, including their admission card if possible. This includes people appointed as proxies, corporate representatives and those with power of attorney.

See notes on pages 7 – 10.

If you are bringing a guest, please let us know in advance.

How to order paper copies

You can order a paper copy of this notice or any other company report at www.autolus.com.

Copies will also be available at the AGM.

Chairman’s letter

Dear Shareholder,

I look forward to welcoming you to Autolus’ inaugural AGM as a public company at The Studio, WestWorks, White City Place, London W12 7TP, on 28 March 2019. The AGM will start at 14:00 GMT.

At the AGM, we will be discussing our performance during the fiscal year ending on 30 September 2018, and our strategy. Full details of the fiscal year in review are set out in the 2018 Autolus Annual Report and Accounts (the “2018 Annual Report and Accounts”) and Registration Statement on Form F-1, which can be found at www.autolus.com.

The business we will discuss at the AGM is made up of resolutions that we regularly bring to shareholders.

We will be proposing to consider and approve the 2018 Annual Report and Accounts (incorporating the reports of the directors and auditor) for the financial year ended 30 September 2018.

We will also be taking an advisory vote on the Directors’ Remuneration Report and a binding vote on the Directors’ Remuneration Policy, which are both contained in the 2018 Annual Report and Accounts.

We will be proposing Ernst & Young LLP for reappointment as Autolus’ external auditor for the financial year ending 31 December 2019.

We will be seeking approval to reappoint our Class I existing directors.

Your board recommends that shareholders support all six resolutions contained herein before the AGM.

Your votes do matter. Information about how to vote and attend the AGM is given on pages 7 – 10 of this notice. If you cannot attend the AGM, please vote your shares by appointing a proxy.

I look forward to seeing you at the AGM.

Dr Christian Itin

Chairman

1 March 2019

Notice of meeting

Notice of meeting and resolutions to be proposed

Notice is hereby given that the inaugural AGM of Autolus Therapeutics plc will be held at The Studio, WestWorks, White City Place, London W12 7TP on 28 March 2019 commencing at 14:00 GMT, for the transaction of the following business.

The board considers that resolutions 1 to 6 are in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour of these resolutions. Resolutions 1 to 6 will be proposed as ordinary resolutions.

Ordinary resolutions

Resolution 1

Report and accounts

To receive and approve the Company’s annual accounts for the financial year ended 30 September 2018 and the associated reports of the directors and auditors.

See notes on page 5.

Resolution 2

Directors’ Remuneration Report

To approve the Directors’ Remuneration Report.

See notes on page 5.

Resolution 3

Directors’ Remuneration Policy

To approve our Directors’ Remuneration Policy.

See notes on page 5.

Resolution 4

Reappointment of Auditors

To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2020 and to authorise the directors to fix the auditors’ remuneration.

See notes on page 5.

Resolution 5

Director re-election

To re-elect Mr. J Anderson as a director.

See biography on page 6.

Resolution 6

Director re-election

To re-elect Mr. M Murphy as a director.

See biography on pages 6-7.

By order of the board.

Matthias Alder

Company Secretary

1 March 2019

Shareholder notes

Voting

Notes to resolution 1

Report and accounts

The board of directors will present their report and the accounts for the financial year ended 30 September 2018, as contained in the 2018 Annual Report and Accounts, which is available for review at our website at: https://www.autolus.com/investor-relations

Notes to resolution 2

Directors’ Remuneration Report

The Directors’ Remuneration Report is provided as part of the 2018 Annual Report and Accounts. It sets out the pay and benefits received by each of the directors for the year ended 30 September 2018. In line with legislation this vote will be advisory and in respect of the overall remuneration package.

Notes to resolution 3

Directors’ Remuneration Policy

The Directors’ Remuneration Policy is, in contrast to the Directors’ Remuneration Report, subject to a binding shareholder vote by ordinary resolution at the first AGM held in the financial year which begins after the Company became a quoted company, and at least every three years thereafter.

Given that the forthcoming AGM is the first following the Company’s initial public offering and Nasdaq listing in June 2018, the Company is seeking shareholder approval in respect of the proposed Directors’ Remuneration Policy, which sets out the Company’s forward-looking policy on Directors’ remuneration.

Further details of the proposed new Directors’ Remuneration Policy are set out in the 2018 Annual Report and Accounts.

Notes to resolution 4

Reappointment of Auditors

Resolution 4 seeks shareholder approval for the reappointment of Ernst & Young LLP as the Company’s auditors until the conclusion of the next AGM at which the Company’s accounts are laid before shareholders. This resolution also seeks authority to give the audit committee power to set the remuneration of the Company’s auditors.

The directors recommend Ernst & Young LLP’s reappointment and seek authority to fix their remuneration. In accordance with the Statutory Audit Services Order 2014, issued by the UK Competition & Markets Authority, the board will delegate to the audit committee the authority to determine the auditors’ remuneration.

The audit committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the board.

The audit committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually.

Notes to resolution 5 to 6

Re-election of directors

The directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the directors of the Company in Class I are required by the Articles of Association to retire and offer themselves for re-election at the inaugural AGM of the Company. At the second and third annual general meetings, the directors of the Company in Class II and Class III, respectively, shall retire from office and be eligible for re-appointment.

In accordance with this requirement Mr. J Anderson and Mr. M Murphy retire and offer themselves for re-election as directors.

Shareholder notes

Voting

The nomination committee identifies, evaluates and recommends to the board candidates for appointment or reappointment as directors and for appointment as company secretary.

The nomination committee keeps the diversity, mix of skills, experience and knowledge of the board under regular review and seeks to ensure an orderly succession of directors. The outside directorships and broader commitments of the non-executive directors (including time commitments) are also monitored by the nomination committee.

The nomination committee’s reasons for the election or re-election of directors are set out with the biography of each director, as are descriptions of the directors’ skills and experience.

In respect of each of the non-executive directors, the board has fully considered whether each director is free from any relationship that could materially interfere with the exercise of his or her independent judgment. The board has determined that each of these non-executive directors is considered to be independent.

Mr. J Anderson and Mr. M Murphy are recommended by the board for re-election.

Resolution 5

Joe Anderson

Non-Executive Director

Joe Anderson has served on our board of directors since February 2016. He is the chief executive officer of Arix Bioscience plc, a global life sciences company, and previously the chief investment officer, where he has held such positions since January 2016. He has founded and managed public equity funds and been a member of the following boards of directors: Algeta ASA (acquired by Bayer AG) from 2009 to 2013, Amarin plc from October 2009 to 2013, Cytos Biotechnology Ltd, a biotechnology company, from 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016 and Epigenomics AG from 2012 to 2014. He was a partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors, from January 2004 through December 2015. From October 1999 through December 2003, Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was head of global healthcare equities and portfolio manager. Prior to this, he was a pharmaceuticals analyst at investment bank, Dresdner Kleinwort Benson from June 1998 through October 1999. From 1990 to 1998, Dr. Anderson established and was head of the strategy unit at The Wellcome Trust, one of the world’s largest medical foundations. Dr. Anderson holds a Doctor of Philosophy in Biochemistry from the University of Aston and a Bachelor of Science in Biological Science from Queen Mary College, University of London. He was nominated to our board of directors by Arix Bioscience Holdings Limited pursuant to our March 2016 Subscription and Shareholders’ Agreement, which granted Arix the right to appoint one individual as a director. We believe that Dr. Anderson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.

Resolution 6

Martin Murphy

Non-Executive Director

Martin Murphy has served on our board of directors since September 2014. He has served as the chief executive officer of Syncona Investment Management Limited, part of the global life science company Syncona Ltd, since December 2016 and previously founded Syncona Partners LLP and served as its chief executive officer from May 2012 to December 2016. Previously, he was a partner at MVM Life Science Partners LLP, a venture capital company focused on life science and

Shareholder notes

Voting

healthcare investments, from 2003 to 2012. During his time at MVM, Dr. Murphy was a member of the management and investment committees and led MVM’s European operations. Before MVM, Dr. Murphy worked at 3i Group plc and McKinsey & Company. He has a Ph.D. in Biochemistry from the University of Cambridge. Dr. Murphy was nominated to our board of directors by Syncona Portfolio Limited pursuant to our September 2014 Subscription and Shareholders’ Agreement, which granted Syncona the right to appoint two individuals as directors. We believe that Dr. Murphy is qualified to serve on our board of directors because of his extensive experience as an investor, particularly in the life sciences industry.

When is my voting entitlement fixed?

To attend, speak and vote at the AGM you must be a registered holder of shares at 18:00 GMT on 26 March 2019. Your voting entitlement will depend on the number of shares you hold at that time.

The holders of ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote.

I can’t attend the meeting but want to vote – what do I do?

If you are a registered holder and cannot attend, you can appoint the chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder.

You can instruct your proxy on how to vote. Where no specific instruction is given by you, your proxy may vote at his or her discretion or refrain from voting, as he or she sees fit.

You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

Via CREST (see further notes on p.14).

By completing and returning the paper proxy card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

You will also need to give the admission card to your proxy to bring to the AGM, along with photographic proof of his/her identity.

Proxies not properly notified to Computershare Investor Services plc (the “Registrar”) may be denied access to the AGM and will be unable to vote. Giving your admission card to your proxy is not sufficient – they must also be appointed in advance using one of the above methods.

If you own shares jointly, any one shareholder may sign the proxy card. If more than one joint holder submits a card, the last instruction given will prevail.

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 14:00 GMT on Tuesday, 26 March 2019.

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time before the time and date above. If you wish to amend a paper instruction, you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

Shareholder notes

Voting

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using a paper form provided it is in relation to different shares.

Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

I am a CREST member – can I use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).

CREST Details 3RA50

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

I have a power of attorney from a shareholder – how can I vote?

You can vote using the paper proxy card only. You must ensure that the valid power of attorney and the proxy card have been deposited with the Registrar by 14:00 GMT on Tuesday, 26 March 2019.

Shareholder notes

Voting

ADS shareholders

When is my voting entitlement fixed?

To attend, speak and vote at the AGM you must be a registered holder of ADSs at 5 p.m. Eastern Time (“ET”) on 28 February 2019. Your voting entitlement will depend on the number of shares you hold at that time.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

How can you attend the Meeting in person?

If you wish to attend the Meeting in person, you must give notice to the Company of your attendance by completing and delivering a Notice of Attendance to Citibank, N.A. in its capacity as ADS and Transfer Agent for Autolus’ ADS program at P.O. BOX 43099, Providence, Rhode Island 02940-5000 on or before Thursday, 21 March 2019 (10:00 a.m. ET time). You will also need to make arrangements with your broker to provide evidence of your share holdings as of Record Date at 5 p.m. Eastern Time on 19 February 2019. To do so you should contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 (Mon-Fri 8:30 a.m. – 6:00 p.m. Eastern Time). You will not be able to vote at the meeting.

How do I vote my ADSs?

You can instruct the depositary, Citibank, N.A. (the “Depositary”), or any other person to vote on your behalf.

You can instruct the Depositary to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly.

Paper voting instructions, including any amendments, must be received by the Depositary by 10 a.m. Eastern Time on Thursday, 21 March 2019.

If you are an ADS holder holding via a bank, broker or nominee, you would need to contact such said party to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

ADS holders that do not notify the ADS Depositary that they wish to attend may be denied access to the AGM by the Issuer. ADS holders cannot vote at the AGM.

By when do I have to submit my vote?

Paper voting instructions, including any amendments, must be received by the Depositary by 10 a.m. ET on 21 March 2019.

If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

I hold my shares in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs. If you wish to attend the AGM, you will need to bring with you evidence of your share ownership in the form of a currently dated letter from your bank or broker and photographic ID. On verification of such evidence, you may attend the AGM but may not speak or vote your shares at the AGM.

Other information

A copy of this notice and other information required by section 311A of the UK Companies Act 2006 (the “Act”) can be found at www.autolus.com

Information rights

Under the Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with Section 146 of the Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications direct from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Act and writes to you directly for a response.

Statements related to the audit

Members satisfying the thresholds in section 527 of the Act can require the Company to publish a statement on its website setting out any matter relating to:

a.	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; and

b.	any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the members propose to raise at the meeting.

The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the meeting includes any such statement that the company has been required to publish on its website.

Shareholder requisition rights

Members satisfying the thresholds in sections 338 and 338A of the Act can require the Company:

a.

to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

b.

to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

Other information cont’d

Total voting rights and share capital

As at 1 March 2019 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 40,149,675 Ordinary Shares.

Updates to this number can be viewed online at www.autolus.com.

Other information cont’d

Autolus Therapeutics plc

Registered Office

Forest House

58 Wood Lane, London

W12 7RZ London

United Kingdom

Tel: +44 20 3829 6230

Registrar

Computershare Investor Services plc

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

United Kingdom

Shareholder helpline - for information relating to your ordinary shares, please contact us on +44 370 703 6238

Calls outside the United Kingdom will be charged at the applicable international rate. We are open between 09:00—17:30, Monday to Friday excluding public holidays

Autolus Therapeutics plc ADS Depositary

Citibank, N.A.,

P.O. BOX 43099,

Providence, Rhode Island 02940-5000

Tel: 1-877-CITI-ADR (toll free)

Tel: 1-781-575-4555 (outside US)

Fax 1-201-324-3284

E-mail at: Citibank@shareholders-online.com

Other information cont’d

Notice of Meeting further notes:

The following notes further explain your general rights as a shareholder and your right to attend and vote at this Meeting or to appoint someone else to vote on your behalf.

1.

Shareholders, or their proxies, intending to attend the Meeting in person are requested, if possible, to arrive at the Meeting venue at least 20 minutes prior to the commencement of the Meeting at 14:00 GMT on Tuesday, 28 March 2019, so that their shareholding may be checked against the Company’s Register of Members and attendances recorded.

2.	You can vote either:

2.1.	by logging on to eproxyappointment.com and following the instructions;

2.2.

You may request a hard copy form of proxy directly from the registrars, Computershare Investor Services, on Tel: +44 370 703 6238. Calls cost 12p per minute plus your phone company’s access charge. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

2.3.	in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

3.

In order for a proxy appointment to be valid a form of proxy must be completed. In each case the form of proxy must be received by Computershare Investor Services at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ by 14:00 GMT on Friday, 26 March 2019.

4.

If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.

5.

The return of a completed form of proxy, electronic filing or any CREST Proxy Instruction (as described in note 11 below) will not prevent a shareholder from attending the Meeting and voting in person if he/she wishes to do so.

6.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting (and any adjournment of the Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

7.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Computershare (ID number 3RA50) by 14:00 GMT on Friday, 26 March 2019. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

8.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9.

Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the Auditor’s Report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with Section 437 of the Companies Act 2006 (in each case) that the shareholders propose to raise at the relevant meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting for the relevant financial year includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

Other information cont’d

10.

Any shareholder attending the Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the Meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

11.

The following documents are available for inspection during normal business hours at the registered office of the Company on any business day from the date of this Notice until the time of the Meeting and may also be inspected at the Meeting venue, as specified in this Notice, from 9am on the day of the Meeting until the conclusion of the Meeting:

11.1.	Copies of the Directors’ letters of appointment or service contracts.

12.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in either this Notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found on the Company’s website at www.autolus.com.